UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission File Number 1-15052

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

Years Ended December 31, 2013 and 2012

Plan Number: 006

Plan Sponsor EIN: 06-0383860

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

Years Ended December 31, 2013 and 2012

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

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Report of Independent Registered Public Accounting Firm

Benefits Administration Committee – UIL Holdings Corporation
Connecticut Natural Gas Corporation Union Employee Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Connecticut Natural Gas Corporation Union Employee Savings Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for plan benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in its net assets available for Plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules on pages 20 through 22 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Dworken, Hillman, LaMorte & Sterczala, P.C.

June 26, 2014
Shelton, Connecticut

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Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
Connecticut Natural Gas Corporation Union Employee Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Connecticut Natural Gas Corporation Union Employee Savings Plan (the Plan) as of December 31, 2012.  The statement of net assets available for plan benefits is the responsibility of the Plan's management.  Our responsibility is to express an opinion on the statement of net assets available for plan benefits based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the statement of net assets available for plan benefits of Connecticut Natural Gas Corporation Union Employee Savings Plan as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Newman & Noyes
Portland, Maine	Limited Liability Company
June 26, 2013

Baker Newman & Noyes, LLC

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
	2013	2012

Assets
Investments, at fair value	$40,012,171	$36,785,161
Plan interest in the UIL Holdings Corporation Master Trust, at fair value	255,637	-
UIL Holdings Corporation common stock	-	2,234
Total investments	40,267,808	36,787,395

Receivables:
Notes receivable from participants	951,820	1,045,263
Employer's contributions	12,266	12,862
Participants' contributions	24,865	22,524
Total receivables	988,951	1,080,649

Net assets reflecting all investments at fair value	41,256,759	37,868,044

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(65,016)	(137,354)

Net assets available for Plan benefits	$41,191,743	$37,730,690

See notes to financial statements

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended
December 31, 2013
Additions
Investment income:
Interest and dividend income	$918,910
Net appreciation in fair value of investments	4,895,399
5,814,309

Net appreciation in fair value of the Plan's interest in UIL Holdings Corporation Master Trust	4,591

Interest income on notes receivable from participants	45,676

Contributions:
Employer contributions	643,502
Employee contributions	1,260,416
Rollover contributions	7,775
1,911,693

Total additions	7,776,269

Deductions
Payment of benefits	3,778,415
Transfers to other qualified plans	534,167
Miscellaneous	2,634
Total deductions	4,315,216

Net increase	3,461,053
Net assets available for Plan benefits:
Beginning of year	37,730,690
End of year	$41,191,743

See notes to financial statements

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

1.	Description of Plan:

The following brief description  provides general information of the Connecticut Natural Gas Corporation Union Employee Savings Plan (the Plan), sponsored by the Connecticut Natural Gas Corporation (the Company), whose parent company, CTG Resources Inc., is a wholly owned subsidiary of UIL Holdings Corporation (UIL Holdings).  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution 401(k) plan meeting the requirements of Sections 401(a), and related provisions of the Internal Revenue Code (the IRC).  The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement.

The Plan is administered by the Benefits Administration Committee of UIL Holdings.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).  T. Rowe Price Retirement Plan Services (T. Rowe Price) served as the trustee through June 2013.  Beginning in July 2013, Vanguard Fiduciary Trust Company (VFTC) serves as the trustee and record keeper of the Plan, exclusive of proxy responsibilities related to voting of shares of UIL Holdings’ common stock.

Union employees are eligible to begin making contributions to the Plan in the first payroll period beginning on or after the first day of the month following their date of employment and upon attaining age 21.  Employer matching contributions commence after the later of one year of service or 1,000 hours worked in a plan year and upon attaining age 21.

Contributions:

Participant:  Eligible employees may contribute up to 50% of eligible compensation on a pre-tax basis and up to 10% or between 1% and 50% (depending on which union the participant belongs to) of eligible compensation on an after-tax basis as savings contributions to their accounts during each year, subject to IRC limitations as defined.

Participants age 50 or over by the end of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Internal Revenue Code (the Code).  The maximum additional contribution was $5,500 in 2013 and 2012.  Catch-up contributions are not eligible for employer matching contributions.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

Employer:  The matching contribution for participants is dependent on age or years of continuous service as shown below:

Years of			Maximum
Continuous Service	Or	Age	Company Contribution

20 or more		45 or more	4.5% of compensation
10 but less than 20		35 but less than 45	3% of compensation
Less than 10		Under 35	2% of compensation

The matching for participants subject to the collective bargaining agreement between the Company and the employees in CIUW Local 12924 (Hartford Union) that were hired on or after December 1, 2009 are contributions of 150% of the participant’s deferral up to a maximum of 6% of their compensation.  The matching for participants subject to the collective bargaining agreement between the Company and its UWUA Local 380 (Greenwich Union) who have either attained 30 years of service or age 50 is up to 6% of eligible compensation.  The matching for participants subject to the collective bargaining agreement between the Company and its UWUA Local 380 that were hired on or after April 1, 2011 is contributions of 150% of the participant’s deferral up to a maximum of 6% of their compensation.

Effective April 1, 2012, participants may direct up to 20% of the Company matching contributions made on or after April 1, 2012 to the UIL Holdings Corporation  Stock Fund.

Plan participants direct their contributions among various investment options in 1% increments, and they may elect to change their investment options at any time.

Dividends paid on UIL Holdings’ common stock:

Dividends paid on UIL Holdings’ common stock that are not reinvested are recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received.

Participant and Employee Stock Ownership Plan (ESOP) accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  An ESOP Account is separately maintained for each participant to record the number of shares owned by that participant through the Plan.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

Forfeitures:

Forfeitures of nonvested accounts may be used to reduce future Company matching contributions upon entering the Plan.  During 2013, there were no forfeitures used to reduce Company matching contributions. During 2012, $4,325 in forfeitures was used to reduce the Company’s matching contributions.  At December 31, 2013 forfeited nonvested accounts were $565.  At December 31, 2012 forfeited nonvested accounts were $1,483.

Voting rights:

Each participant is entitled to exercise voting rights, attributable to the shares of UIL Holdings’ common stock allocated to his or her account, and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

Vesting:

Participants are fully vested in the total value of all accounts, excluding Company matching contributions.  Vesting in the Company’s contributions is based on years of continuous service.  The Company contribution account balance shall be vested in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
At least one year, but less than two years	20%
at least two years, but less than three years	40%
at least three years, but less than four years	60%
at least four years, but less than five years	80%
five or more years	100%

Upon the participant’s termination of service, any and all unvested amounts of such participant’s company contribution account balance shall be forfeited.

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lessor of one-half of the participant’s vested account balance or $50,000 less the highest outstanding loan balance in the prior twelve months.  Loan terms range from 1 to 5 years except in the case of the purchase of a primary residence, which may not exceed 15 years.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

The loans are secured by the balance in the participant’s account and bear interest at rates which are equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued plus 1%. Principal and interest is paid ratably through payroll deductions.  The loans outstanding at December 31, 2013 have maturity dates through October 20, 2028, and bear interest rates ranging from 4.25% to 9.25%. If a participant’s employment terminates for any reason, the loan will become immediately due and payable and must be paid within 180 days from the end of the quarter in which the termination occurred or will be considered a taxable distribution to the participant.

Payment of benefits:

Upon termination of service, a participant will receive a lump sum equal to the value of the participant’s vested interest in the participant’s account.  Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements.  Effective July 1, 2010, the Plan was amended to allow Hartford Union participants to withdraw a portion, or all of the vested contributions in their account at age 59 ½.

Transfers to other qualified plans:

From January 1, 2013 to June 30, 2013, transfers to other qualified plans represent a transfer to Connecticut Natural Gas Corporation Employee Savings Plan of $414,185.  From July 1, 2013 to December 31, 2013, transfers to other qualified plans represent a transfer to UIL Holdings Corporation 401(k)/Employee Stock Ownership Plan of $119,982.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.

2.	Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

Investment contracts held by a defined contribution 401(k) plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution 401(k) plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition:

As of December 31, 2013, the Plan’s investments, consisting of shares of mutual funds, shares of the Vanguard Retirement Savings Trust (VRST) and an interest in the UIL Holdings Corporation Master Trust (UIL Holdings MT), are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares owned at year-end.  Shares of the VRST are valued at the net asset value, the underlying investments of which are valued at contract value.  The UIL Holdings MT consists of cash and UIL Holdings common stock, which is valued at closing price on the New York Stock Exchange.

The VRST is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the Master Trust).  The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the VRST at contract value. In determining the net assets available for Plan

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

benefits, the VRST is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.  Capital gain distributions are included in dividend income. Participants can purchase or redeem shares or units on a daily basis in any of the Plan’s funds based on the funds’ reported net asset value per share.

As of December 31, 2012 the Plan’s investments consisted of shares of mutual funds, shares of the stable asset income fund and shares of UIL Holdings’ common stock, all of which were reported at fair value.

Notes receivable from participants:

Notes receivable from participants are measured at the notes’ unpaid principal balance plus any accrued interest receivable.

Plan expenses:

Investment fund management fees are charged to the Plan and reduce participant investment returns.  Substantially all other expenses are paid by the Company.

Payment of benefits:

Benefits are recorded when paid.

3.	Fair value measurements:

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value.  This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Mutual Funds - The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

UIL Holdings MT - The fair value of the UIL Holdings MT is based on quoted market prices of UIL Holdings’ common stock.  The UIL Holdings MT also includes cash not yet reinvested in UIL Holdings’ common stock.

Common stock – The fair value of UIL Holdings’ Corporation common stock is based on quoted market prices.  During 2013, all common stock was transferred into the UIL Holdings MT.

Level 2 fair value measurements:

Common/Collective Trust – The VRST is not actively traded, however significant other observable inputs are available.  The fair value of the VRST is valued at the net asset value, the underlying investments of which are valued at the contract value.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in the Trust.

Stable value fund – The fair value is based on the underlying net asset value of the commingled trust funds.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

The Plan’s investments are reported at fair value in the accompanying Statements of Net Assets Available for Plan Benefits.  The following table sets forth the fair value of the Plan’s assets, by level, within the ASC 820 hierarchy, as of December 31, 2013 and 2012.

	Fair Value Measurements Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2013
Mutual Funds:
Balance funds	$34,137,385	$34,137,385	$-	$-
Bond funds	824,560	824,560	-	-
Growth funds	1,235,128	1,235,128	-	-
Index funds	1,419,192	1,419,192	-	-
Money market funds	567	567	-	-
	$37,616,832	$37,616,832	$-	$-

UIL Holdings Corporation Master Trust	$255,637	$255,637	$-	$-

Vanguard Retirement Savings Trust	$2,395,339	$-	$2,395,339	$-

Total	$40,267,808	$37,872,469	$2,395,339	$-

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

	Fair Value Measurements Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2012
Mutual Funds:
Balance funds	$14,491,612	$14,491,612	$-	$-
Bond funds	2,433,169	2,433,169	-	-
Growth funds	3,263,726	3,263,726	-	-
Value funds	4,325,720	4,325,720	-	-
Blend funds	4,053,926	4,053,926	-	-
	$28,568,153	$28,568,153	$-	$-

UIL Holdings Corporation common stock	$2,234	$2,234	$-	$-

Stable value fund:
Stable asset income fund	$8,217,008	$-	$8,217,008	$-

Total	$36,787,395	$28,570,387	$8,217,008	$-

Fair value of investments in entities that use net asset value (NAV)

The following table summarizes the investments measured at fair value based on NAV per share as of Dcemebre 31, 2013:

		Unfunded	Redemption Frequency	Redemption Notice
	Fair Value	Commitments	(if currently eligible)	Period
December 31, 2013

Vanguard Retirement Savings Trust IV	$2,395,339	None	Daily	None

4.	Interest in the UIL Holdings MT:

Effective July 1, 2013, the Plan’s investment in UIL Holdings’ common stock, including cash not yet reinvested in UIL Holidings’ common stock, is held in the UIL Holdings MT which was established for the investment of such assets of the Plan and several other 401(k) plans sponsored by UIL Holdings.  The value of the Plan’s interest in the UIL Holdings MT is based on the beginning value of the Plan’s interest plus an activity specifically allocable to the Plan (i.e. contributions, investment income, etc.).  The assets of the UIL Holdings MT are held by VFTC.

At December 31, 2013, the net assets of the UIL Holdings MT totaled $49,463,200.  The Plan’s interest in the net assets of the UIL Holdings MT totaled $255,637 or 0.5%.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

The following table presents the changes in net assets of the UIL Holdings MT for the period July 1, 2013 to December 31, 2013:

Additions
Investment income:
Interest and dividend income	$1,077,734
Net appreciation in fair value of investments	626,135
1,703,869

Contributions:
Employer contributions	1,553,660
Employee contributions	4,136
Rollover contributions	291,221
1,849,017
Other additions:
Asset transfers in	47,792,331

Total additions	51,345,217

Deductions
Payment of benefits	717,317
Participant loan withdrawals	346,540
Interfund transfers	816,899
Other	1,261
Total deductions	1,882,017

Net increase	49,463,200
Net assets available for plan benefits:
Beginning of year	-
End of year	$49,463,200

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

5.	Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2013	2012
Vanguard Target Retirement 2010 Fund	$2,192,761	(1)
Vanguard Target Retirement 2015 Fund	$6,090,769	(1)
Vanguard Target Retirement 2020 Fund	$7,873,334	(1)
Vanguard Target Retirement 2025 Fund	$4,949,343	(1)
Vanguard Target Retirement 2030 Fund	$7,363,161	(1)
Vanguard Target Retirement 2035 Fund	$2,260,519	(1)
Vanguard Retirement Savings Trust IV	$2,395,339	(1)
T. Rowe Price Retirement 2015 Fund	(1)	$2,850,499
T. Rowe Price Retirement 2020 Fund	(1)	$3,002,683
T. Rowe Price Retirement 2030 Fund	(1)	$3,154,318
Vanguard Explorer Fund, ADM	(1)	$1,972,730
JPMCB Stable Asset Income Fund	(1)	$8,217,008
PIMCO Total Return Fund	(2)	$2,433,169
T. Rowe Price Equity Income Fund	(1)	$3,498,360

(1)	Fund was not an investment option on the respective date.
(2)	Balance did not represent 5% or more of the Plan’s net assets on the respective date.

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, as follows:

Mutual funds	$4,842,638
Stable Value Fund	52,761
4,895,399
UIL Holdings Corporation Master Trust	4,591
$4,899,990

6.	Fully benefit-responsive investment contracts:

The VRST includes fully benefit-responsive investments stated at fair value, with a corresponding adjustment to contract value, because such investments are deemed to be fully benefit-responsive in that they provide that trust participants may make withdrawals,

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

or transfer all or a portion of their account balance, at contract value during the term of the contract.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value. As a result, the future crediting rate may be different than the current market rate.  The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. The average crediting interest rate for the VRST was 2.06% at December 31, 2013.

The average yield for this fund was 1.98% for the year ended December 31, 2013.  The average yield for this fund, adjusted to reflect the actual interest rate credited to participants, was 1.56% for the year ended December 31, 2013.

The existence of certain conditions can limit the VRST’s ability to transact at contract value with issuers of its investment contracts.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unit holder, tax disqualification of the VRST or unit holder and certain VRST amendments if issuers’ consent is not obtained.  As of December 31, 2013, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

In general, issuers may terminate the contract and settle at an amount other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

Prior to VFTC assuming trustee and record keeping responsibilities, the Plan invested in a collective trust fund; the Stable Value Fund – Stable Asset Income Fund.

The objective of the collective trust fund constituting the stable value fund is to seek the preservation of principal, while providing current income and liquidity. The fund invests in a highly diversified fixed income strategy which may include U.S. treasury and agency securities, mortgage backed securities, asset-backed securities, commercial mortgage-backed securities, private mortgages, corporate bonds and short-term investments. The fund also may invest in synthetic guaranteed investment contracts (GICs) and similar products. The fund invests in other commingled pension trust funds established, operated and maintained by JPMorgan Chase Bank.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

The collective trust fund was fully benefit-responsive to the participants. The difference between the valuation of fully benefit-responsive investments at fair value and contract value was reflected over time through the crediting rate. Contract value represented contributions made plus interest accrued at the contract rate, less withdrawals. To the extent the underlying portfolio had unrealized and/or realized gains/losses, an adjustment was made when reconciling from fair value to contract value.  As a result, the future crediting rate may be different than the current market rate.

Investment contracts provide for benefit-responsive withdrawals at contract value including in those instances when, in connection with synthetic investment contracts; underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. If the Trustee becomes aware of an event that has occurred affecting the investment contracts' value, an adjustment is recorded.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio.  The average crediting interest rate for the Fund at August 31, 2012, the Fund's year end, was 1.35%.  The average yield credited to participant accounts for this fund at August 31, 2012 was 2.02%.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the contract’s interest credit rate.  In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the contract value are represented on the Funds Statement of Assets and Liabilities as the “Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts”.  If the Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts figure is negative, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

The existence of certain conditions can limit the Fund's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Fund which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, layoffs, bankruptcy, plan termination, mergers, early

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

retirement incentives, and competing fund transfer or violation of equity wash or equivalent rules in place and changes of employer or plan qualification status. If the likelihood of such a non-book value withdrawal is imminent, it may be necessary to consider a revaluation of those particular fund contract(s).

7.	Related party transactions:

The Plan invests in shares of mutual funds managed by an affiliate of VFTC, shares of UIL Holdings’ common stock and through June 30, 2013, shares of mutual funds managed by T. Rowe Price.  VFTC acts as trustee for Plan investments, UIL Holdings is the Plan sponsor and T.Rowe Price was the trustee through June 30, 2013, therefore, these transactions qualify as party-in-interest transactions.  Notes receivable from participants also qualify as party-in-interest transactions.  All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

8.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated April 26, 2013 that the Plan was qualified under IRC Section 401(a) and 401(k).  The Plan has subsequently been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Management evaluated the Plan’s tax positions and concluded that as of December 31, 2013 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

The Plan Administrator believes the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the years before 2010.

9.	Risks and uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

10.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for Plan benefits per the financial statements	$41,191,743	$37,730,690
Adjustment from contract value to fair value	65,016	137,354
Net assets available for Plan benefits per the Form 5500	$41,256,759	$37,868,044

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2013
Net increase in net assets available for Plan benefits per the financial statements	$3,461,053
Prior year adjustment from contract value to fair value	(137,354)
Current year adjustment from contract value to fair value	65,016
Net increase in net assets available for Plan benefits per the Form 5500	$3,388,715

11.	Nonexempt transactions:

During 2013 and 2012, the Company demonstrated a pattern of remitting employee contributions and participant loan repayments to the Trustee within six business days after the end of a payroll period.  However, for six periods during 2013 and six periods during 2012, the Company’s remittance of employee contributions to the trustee in the amount of $188,919 and $132,663, respectively, were not made within six business days due to extenuating circumstances.  While employee contributions relating to these periods were remitted within the time period allowed per the IRC, these contributions have been classified as nonexempt transactions as they were beyond the Company’s demonstrated pattern of timely remittance.  The Company is in the process of correcting these late remittances.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

SCHEDULE H
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Plan Number: 006
Plan Sponsor: 06-0383860

As of December 31, 2013
Attachment to Form 5500, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

Total that Constitute Nonexempt
	Participant	Prohibited Transactions			Total Fully
	Contributions				Corrected Under
	Transferred Late	Contributions	Contributions Corrected	Contributions Pending	VFCP and PTE
	to Plan	Not Corrected	Outside VFCP	Correction in VFCP	2002-51

*	$321,642	$321,582	$-	$-	$60

*	Includes Late Participant Loan Repayments.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

SCHEDULE H
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number: 006
Plan Sponsor: 06-0383860

As of December 31, 2013
Attachment to Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

		(c)
	(b)	Description of Investment
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest	(d)	(e)
(a)	Lessor or Similar Party	Collateral, and Par or Maturity Value	Cost	Current Value

	PIMCO Total Return Fund, Institutional Class	Registered Investment Company	$376,771	$373,717
	TRP New America Growth Fund	Registered Investment Company	417,371	442,041
	Templeton Foreign Fund	Registered Investment Company	206,961	224,953
*	Vanguard Extended Market Index Fund	Registered Investment Company	484,489	539,286
*	Vanguard Institutional Index Fund	Registered Investment Company	555,314	631,576
*	Vanguard International Growth Fund	Registered Investment Company	125,894	150,669
*	Vanguard Prime Money Market Fund	Registered Investment Company	567	567
*	Vanguard Retirement Savings Trust IV	Common/Collective Trust	2,330,323	2,395,339
*	Vanguard Target Retirement 2010	Registered Investment Company	2,120,963	2,192,761
*	Vanguard Target Retirement 2015	Registered Investment Company	5,762,820	6,090,769
*	Vanguard Target Retirement 2020	Registered Investment Company	7,315,751	7,873,334
*	Vanguard Target Retirement 2025	Registered Investment Company	4,560,176	4,949,343
*	Vanguard Target Retirement 2030	Registered Investment Company	6,709,680	7,363,161
*	Vanguard Target Retirement 2035	Registered Investment Company	2,068,078	2,260,519
*	Vanguard Target Retirement 2040	Registered Investment Company	469,774	522,789
*	Vanguard Target Retirement 2045	Registered Investment Company	243,787	267,683
*	Vanguard Target Retirement 2050	Registered Investment Company	304,453	325,284
*	Vanguard Target Retirement 2055	Registered Investment Company	24,196	25,878
*	Vanguard Target Retirement 2060	Registered Investment Company	74,885	84,277
*	Vanguard Target Retirement Income	Registered Investment Company	1,398,658	1,425,736
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	455,069	450,843
*	Vanguard Total International Stock Index Fund	Registered Investment Company	219,732	248,330
*	Vanguard Wellesley Income Fund, ADM	Registered Investment Company	155,938	157,287
*	Vanguard Windsor II Fund	Registered Investment Company	386,090	417,465
*	William Blair Funds: Value Discovery Funds	Registered Investment Company	582,384	598,564
*	UIL Holdings Corporation Master Trust	UIL Holdings Corporation Common Stock/Cash	250,945	255,637
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%	951,820	951,820

Total investments and notes receivable from participants (held at end of year)			$38,552,889	$41,219,628

* Party in Interest

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

SCHEDULE H
SCHEDULE OF REPORTABLE TRANSACTIONS

Plan Number: 006
Plan Sponsor EIN: 06-0383860

As of December 31, 2013

Attachment to Form 5500, Schedule H, Line 4(j) – Schedule of Reportable Transactions

	(a)	(b)	(c)	(d)	(g)	(h)	(i)
		Description of Assets				Current Value
	Identity of	(Include Interest Rate and	Purchase	Sales	Cost	of Asset on
	Party Involved	Maturity in Case of Loan)	Price	Price	of Asset	Transaction Date	Net Gain

Category (i) - Single transaction in excess of 5% of Plan Assets
*	Vanguard	Target Retirement 2010 Fund	$2,826,401	$-	$2,826,401	$2,826,401	$-
*	Vanguard	Target Retirement 2015 Fund	$6,007,050	$-	$6,007,050	$6,007,050	$-
*	Vanguard	Target Retirement 2020 Fund	$7,614,306	$-	$7,614,306	$7,614,306	$-
*	Vanguard	Target Retirement 2025 Fund	$4,618,123	$-	$4,618,123	$4,618,123	$-
*	Vanguard	Target Retirement 2030 Fund	$6,732,114	$-	$6,732,114	$6,732,114	$-
*	Vanguard	Retirement Savings Trust IV	$2,972,151	$-	$2,972,151	$2,972,151	$-
*	T.Rowe Price	T. Rowe Price Retirement 2015 Fund	$-	$2,773,828	$2,339,009	$2,773,828	$434,819
*	T.Rowe Price	T. Rowe Price Retirement 2020 Fund	$-	$2,989,381	$2,443,520	$2,989,381	$545,861
*	T.Rowe Price	T. Rowe Price Retirement 2030 Fund	$-	$3,149,913	$2,499,353	$3,149,913	$650,560
	JP Morgan Chase	JPMCB Stable Asset Income Fund	$-	$8,354,171	$8,084,710	$8,354,171	$269,461
*	T.Rowe Price	T. Rowe Price Equity Income Fund	$-	$3,798,691	$2,904,638	$3,798,691	$894,053
*	Vanguard	Vanguard Explorer Fund, ADM	$-	$2,191,281	$1,661,791	$2,191,281	$529,490

There were no category (ii), (iii) or (iv) transactions.  "Lease Expense" (e) and "Expense Incurred with Transaction" (f) columns were not applicable.

* Party in Interest

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

Date: June 26, 2014	By	/s/ Steven P. Favuzza
Steven P. Favuzza
Vice President and Controller

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Index to Exhibits

Exhibit No.	Description
23.1	Consent of Dworken, Hillman, LaMorte & Sterczala
23.2	Consent of Baker Newman Noyes